

February 4, 2016

Elaine E. Richards
The GoodHaven Funds Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91746

> Re: The GoodHaven Funds Trust
> Registration Statement on Form N-1A
> File Nos. 333-208929, 811-23127

Dear Ms. Richards:

On January 8, 2016, you filed a registration statement on Form N-1A on behalf of The GoodHaven Funds Trust (the "Trust") in connection with the GoodHaven Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. If the Fund's registration statement is to become effective before the date on which the predecessor fund is reorganized into the Fund (assuming that shareholders of the predecessor fund approve the reorganization), please note that the registration statement may not contain predecessor fund performance disclosure. Please revise the registration statement accordingly.

Facing Sheet

2. Please insert the title of the securities being registered. *See* cover page of Form N-1A.

Prospectus

Page 2 – Principal Investment Strategies

3. The disclosure regarding the Fund's investment in asset classes other than equity securities appears to conflict with the statement that the Fund invests "primarily in a focused portfolio of equity securities." Please disclose what might cause the Fund to invest in the other asset classes and the extent to which the Fund might so invest.

4. You state that the "Advisor may purchase short-dated fixed income investments whose issuers are not stressed in lieu of holding large amounts of cash." Please tell the staff whether this sentence is a statement of strategy or temporary defensive position. If the latter, please move this disclosure to later in the prospectus. Please clarify in the disclosure what circumstances would cause the Fund to hold short-dated fixed income investments, and identify with greater specificity the types of investments contemplated.

5. The disclosure states that "the Fund's focus is long-term", yet also indicates that "the Fund expects to shift from time to time among various asset classes and market sectors," apparently with some frequency. These two statements appear to conflict. Please explain to the staff the meaning of "long-term focus" in this context and revise the disclosure accordingly.

6. If the Fund will invest in "junk bonds" as part of its principal strategy, please provide appropriate strategy and risk disclosure in the Summary Prospectus.

7. Are the Fund's investments in "special situations" part of its principal investment strategy? If so, please clarify that the Fund *will* invest in special situations. If investment in special situations is not a principal investment strategy, please move this disclosure to the section regarding Item 9 (of Form N-1A) or the Statement of Additional Information ("SAI").

Page 3 - Principal Risks

8. Please add disclosure that addresses the risks incident to investing in partnership interests and business trust shares, and holding cash when equity securities are appreciating. Alternatively, if these are not principal strategies of the Fund, please delete references to them in the prospectus and instead describe them in the SAI. Further, the principal strategy disclosure emphasizes a value style of investing. Please add risk disclosure on value investing or explain to us why it is not appropriate.

Page 4 – Principal Risks (cont'd)

9. In "Management Risk," please add disclosure stating that, even if the Adviser implements the intended investment strategies, such implementation may fail.

Page 6 - Principal Investment Strategies

10. In the penultimate paragraph, you state, "The Advisor may also invest in fixed-income securities whose issuers are not stressed for temporary and/or defensive purposes or in lieu of holding large cash balances." Please delete "and/or", disclose that taking a temporary defensive position is inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions, and disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective). *See* Item 9(b)(1), Instruction 6 of Form N-1A.

Page 7 - Principal Investment Strategies cont'd

11. The third full paragraph states that "turnover is expected to be relatively low." Please clarify what "relatively low" means. Also, this paragraph does not adequately specify what will cause the Adviser to invest in securities other than equity securities. Please revise the paragraph accordingly.

12. The "Cash and Cash Equivalent Holdings" paragraph states that the Fund "will normally hold a focused portfolio composed primarily of equity *and fixed income* securities." However, Summary Prospectus disclosure states that the Fund will invest primarily in equity securities. Please resolve the inconsistency.

13. With respect to the section discussing investments in special situations, please clarify whether the Fund may invest in unrated fixed income instruments; and, if appropriate, indicate by whom those instruments will be rated (e.g., fixed income securities of comparable quality as determined by the adviser).

Page 8 - Principal Risks of Investing in the Fund

14. Please disclose the risks of investing in rights, warrants, ADRs, and preferred stocks.

Page 12 - Pricing of Fund Shares

15. If the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares. *See* Item 11(a) (3), Instruction 2 of Form N-1A.

Statement of Additional Information

Page 3 - Investment Policies and Risks cont'd

16. Please clarify the types of investments that the Fund may make while assuming a temporary defensive position and reconcile any inconsistencies between the prospectus and the SAI. The discussion in the paragraph on page 3 titled "Cash Reserves" suggests that cash and cash equivalents may be used while assuming a temporary defensive position, but does not explicitly say so.

17. With respect to the paragraph called "Credit Default Swap Agreements," please confirm that if the Fund writes/sells credit default swaps, it will segregate the full notional amount of the swaps.

Page 6 - Investment Policies and Risk cont'd

18. You state that the Fund may engage in total return swaps. When the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. *See*

generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Page 18 - Investment Restrictions

19. You state that the Fund may not, "Invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. government securities). Please add, "or group of industries" after "in any one industry" and before "(other than U.S. government securities.)". *See* Item 16(c)(1)(iv) of Form N-1A.

Page 21 – Trustees and Executive Officers

20. If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the Fund. This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. *See* Item 17(b) (1) of Form N-1A.

Page 23 - Trustees and Executive Officers cont'd

21. If applicable, furnish compensation information for the current fiscal year, estimating future payments that would be made pursuant to an existing agreement or understanding. Disclose in a footnote to the Compensation Table the period for which information is furnished. *See* Item 17(c) (1), Instruction 2 of Form N-1A.

Page 26 – Portfolio Managers

22. Please disclose the date as of which the information about portfolio managers' compensation is provided. For example, the Fund may state that, "As of the date of the SAI, ..." *See* Item 20 (b), Instruction 1 of Form N-1A.

Page 31 – Determination of Share Price

23. Please confirm that there are no arrangements that result in breakpoints in, or elimination of, sales loads in connection with the terms of the proposed reorganization. *See* Item 23 (b) of Form N-1A.

* * * * * *

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The Staff may have further comments after reviewing your responses.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Attorney Adviser

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